UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                 IPORUSSIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   462627 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462627 10 0                  13G                 Page  2  of  7  Pages
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vladimir F. Kuznetsov
--------------------------------------------------------------------------------

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) [ ]

              (b) [ ]
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    3      SEC USE ONLY


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    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 1,500,000
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                            0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  1,500,000
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

         [X]
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.5%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 462627 10 0                  13G                 Page  3  of  7  Pages
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ITEM 1.

(a)      Name of Issuer:

         IPORUSSIA, INC.

(b)      Address of Issuer's Principal Executive Offices:

         12 Tompkins Avenue, Jericho, NY 11753

ITEM 2.

(a)      Name of Person Filing:

         Vladimir F. Kuznetsov (the "Reporting Person")

(b)      Address of Principal Business Office or, if none, Residence:

         19/2 Bratislavskaya Street, Moscow 109453, Russia

(c)      Citizenship:

         Russian Federation

(d)      Title of Class of Securities:

         Common Stock, $.0001 par value

(e)      CUSIP Number:

         462627 10 0


ITEM 3.  IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   RULE 13D-1(B)  OR
         13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or dealer registered under section 15 of the Act;

(b) [ ]  Bank as defined in section 3(a)(6) of the Act;

(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act;

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 462627 10 0                  13G                 Page  4  of  7  Pages
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(h) [ ]  A savings associations as defined in Section 3(b) of the Federal
         Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:  1,500,000

(b)      Percent of class: 10.5%

(c)      Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: 1,500,000

        (ii)  Shared power to vote or to direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 1,500,000

        (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATIONS

         Not Applicable

CUSIP No. 462627 10 0                  13G                 Page  5  of  7  Pages
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2005


                                        /s/ Leonard W. Suroff
                                        ------------------------------------
                                        Vladimir F. Kuznetsov by
                                        Leonard W. Suroff, Attorney-in-fact

CUSIP No. 462627 10 0                  13G                 Page  6  of  7  Pages
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                                 EXHIBIT INDEX


Exhibit 1     Confirming Statement, dated December 13, 2004, authorizing Leonard
              W. Suroff and Richard A. Rubin, or any one of them, to execute, among other things, Schedules 13D and 13G on behalf of the Reporting Person.

CUSIP No. 462627 10 0                  13G                 Page  7  of  7  Pages
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                                    EXHIBIT 1

                              CONFIRMING STATEMENT


         This Statement confirms that the undersigned, Vladimir F. Kuznetsov, has authorized and designated Leonard W. Suroff and Richard A. Rubin, or any one or more of them, to execute and file on the undersigned's behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments to any of the foregoing) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of IPORUSSIA, Inc. This Confirming Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 and Schedules 13D and 13G with regard to the undersigned's ownership of or transactions in securities of IPORUSSIA, Inc., or such earlier time as the aforementioned individuals receive written revocation of the powers conferred hereby. The undersigned acknowledges that Leonard W. Suroff and Richard A. Rubin are not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.




Date:    December 13, 2004                   /s/ Vladimir F. Kuznetsov
                                             -----------------------------------